Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE RADCOM LTD. 24 RAOUL WALLENBERG ST. TEL AVIV ISRAEL 6971920 VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on January 5, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on January 5, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V20386-P97171 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY RADCOM LTD. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEM 1 1. Approval of the compensation to be paid to the Company’s Chief Executive Officer, Mr. Benjamin (Benny) Eppstein For Against Abstain Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT a “controlling shareholder” and do not have a “personal interest” in the above proposal. If you are a “controlling shareholder” or you do have a “personal interest” (both as such terms are referred to in the proxy statement) in the above proposal, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 1). The Company is not aware of any shareholder who is deemed to be a controlling shareholder. NOTE: To transact such other business as may properly come before the Meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V20387-P97171 RADCOM LTD. Extraordinary General Meeting of Shareholders January 7, 2025 This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Benjamin (Benny) Eppstein, the Company’s Chief Executive Officer, and Hadar Rahav, the Company’s Chief Financial Officer, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADCOM LTD. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 4:00 PM, Israel time on January 7, 2025, at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920, and any adjournment or postponement thereof. IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT IS NOT A “CONTROLLING SHAREHOLDER” AND DOES NOT HAVE A “PERSONAL INTEREST” (AS SUCH TERMS ARE REFERRED TO IN THE PROXY STATEMENT) IN THE APPROVAL OF PROPOSAL 1 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL. THE COMPANY IS NOT AWARE OF ANY SHAREHOLDER WHO IS A CONTROLLING SHAREHOLDER. IF YOU BELIEVE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 1, PLEASE NOTIFY HADAR RAHAV, THE COMPANY’S CHIEF FINANCIAL OFFICER, AT C/O RADCOM LTD., 24 RAOUL WALLENBERG STREET, TEL AVIV, ISRAEL 6971920, TELEPHONE: +972-77-774-5060, OR EMAIL HADAR.RAHAV@RADCOM.COM. PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A “CONTROLLING SHAREHOLDER” OR HAS A “PERSONAL INTEREST”. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Any and all proxies heretofore given by the undersigned are hereby revoked. Continued and to be signed on reverse side